Mail Stop 4561

January 5, 2007

Mr. Joe Kin Foon Tai
President, CEO, and Director
Chineseworldnet.com Inc.
Appleby Spurling Hunter, Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

> **Re:** **Chineseworldnet.com Inc.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed December 22, 2006**
> **File No. 000-33051**

Dear Mr. Tai:

We have reviewed your response letter dated December 22, 2006 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the year ended December 31, 2005

General

1. In your next response please provide us with the acknowledgements that are requested at the end of our letter.

Note 4 – Investment in Technology City Holdings Limited, page F-15

2. We have read and reviewed your response to comment 13. Please tell us the business purpose of the transaction with Technology City Holdings Ltd and identify the party that received the shares and their relation to your company. It

appears that you have issued 200,000 shares for approximately $69,000 and therefore this would be reflected as a financing activity within your statement of cash flows. Also, tell us the fair value of your common shares at the time of the transaction and how the fair value was determined. We may have further comment.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief